EXHIBIT 12 - STATEMENT RE: COMPUTATION OF RATIO
OF EARNINGS TO FIXED CHARGES
AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES

LIBERTY PROPERTY TRUST / LIBERTY PROPERTY LIMITED PARTNERSHIP
(Amounts in thousands except ratio amounts)

		2014	2013	2012	2011	2010

	Earnings:
	Income from continuing operations before equity in earnings of unconsolidated subsidiaries and after distribution of earnings from unconsolidated subsidiaries	$180,598	$106,306	$104,061	$113,064	$100,796
Add:	Interest expense	147,094	123,485	99,283	97,809	107,255
	Depreciation expense on capitalized interest	1,849	1,800	1,639	1,622	1,678
	Amortization of deferred financing costs	4,793	3,630	4,080	4,179	4,882

	Earnings	$334,334	$235,221	$209,063	$216,674	$214,611

	Fixed charges:
	Interest expense	$147,094	$123,485	$99,283	$97,809	$107,255
	Amortization of deferred financing charges	4,793	3,630	4,080	4,179	4,882
	Capitalized interest	13,196	9,618	9,919	3,011	929

	Fixed charges	165,083	136,733	113,282	104,999	113,066

	Preferred unit distributions	472	2,119	9,902	21,069	21,012

	Combined fixed charges	$165,555	$138,852	$123,184	$126,068	$134,078

	Ratio of earnings to fixed charges	2.03	1.72	1.85	2.06	1.90

	Ratio of earnings to combined fixed charges	2.02	1.69	1.70	1.72	1.60